EXHIBIT 23.6

Consent of Independent Auditors

The Board of Directors
Essex Property Trust, Inc.:

We consent to the use of our report dated December 13, 2012, with respect to the statement of revenue and certain expenses of Murphy Road Apartments – San Jose, a California limited partnership, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the registration statement. Our report refers to the fact that the statement of revenue and certain expenses was prepared for the purposes of complying with the rules and regulations of the U.S. Securities and Exchange Commission and is not intended to be a complete presentation of Willow Lake’s revenue and expenses.

/S/ KPMG LLP
KPMG LLP

San Francisco, California
March 27, 2013